No. 812-_______

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (“1940 ACT”) GRANTING EXEMPTIONS FROM SECTIONS 18(a) AND 61(a) OF THE 1940 ACT

ARES CAPITAL CORPORATION
ARES CAPITAL MANAGEMENT LLC
ARES VENTURE FINANCE, L.P.
AND
ARES VENTURE FINANCE GP LLC

245 Park Avenue, 44th Floor
New York, NY 10167
and
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067

All Communications, Notices and Orders to:

Kipp deVeer Chief Executive Officer Ares Capital Corporation 245 Park Avenue, 44th Floor New York, NY 10167 (212) 750-7300	Joshua M. Bloomstein General Counsel Ares Capital Corporation 245 Park Avenue, 44th Floor New York, NY 10167 (212) 750-7300

Copies to:

Steven B. Boehm Cynthia M. Krus Sutherland Asbill & Brennan LLP 700 Sixth Street, N.W. Washington, D.C. 20001 (202) 383-0100 December 12, 2014

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (“1940 ACT”) GRANTING EXEMPTIONS FROM SECTIONS 18(a) AND 61(a) OF THE 1940 ACT
)
ARES CAPITAL CORPORATION	) )
ARES CAPITAL MANAGEMENT LLC	) )
ARES VENTURE FINANCE, L.P. ARES VENTURE FINANCE GP LLC	) ) ) ) ) ) )
245 Park Avenue, 44th Floor New York, NY 10167 (212) 750-7300	) ) )
)
File No. 812-_________	)
Investment Company Act of 1940)
)

Ares Capital Corporation, a Maryland corporation (the “Company”), Ares Capital Management LLC, a Delaware limited liability company (the “Adviser”), Ares Venture Finance, L.P. (“Ares SBIC”), and Ares Venture Finance GP LLC, a Delaware limited liability company (the “SBIC GP”) (collectively, the “Applicants”), hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 granting exemptions from Sections 18(a) and 61(a) thereunder. The relief requested in this application (the “Application”) would permit the Company to adhere to a modified asset coverage requirement under Section 61 of the 1940 Act with respect to any direct or indirect wholly owned subsidiary of the Company that is licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (“SBA Act”) as a small business investment company (“SBIC”) and relies on Section 3(c)(7) for an exemption from the definition of “investment company” under the 1940 Act (each, an “SBIC Subsidiary” and, collectively, the “SBIC Subsidiaries”).

1 Unless otherwise indicated, all section references herein are to the 1940 Act.

All existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future would comply with the terms and condition of the Application.

I.	STATEMENT OF FACTS AND BACKGROUND

A.	The Company

The Company, a Maryland corporation, is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”)2 under the 1940 Act. The Company’s principal place of business is 245 Park Avenue, 44th Floor, New York, NY 10167. In connection with its initial public offering, the Company filed a registration statement on Form N-2 (File No. 333-114656) under the Securities Act of 1933 (the “Securities Act”) and on April 21, 2004 filed a notice under Form N-54A of its election to be regulated as a BDC within the meaning of Section 2(a)(48) of the 1940 Act. On April 20, 2004, the Company filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended. Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the Securities Act. The Company completed its initial public offering of its common stock, par value $0.001, on October 8, 2004 and has raised additional equity capital through subsequent equity offerings from time to time.  The Company’s common stock is traded on The NASDAQ Global Select Market under the symbol “ARCC.”

The Company’s investment objective is to generate both current income and capital appreciation through debt and equity investments. The Company invests primarily in U.S. middle market companies, where it believes the supply of primary capital is limited and investment opportunities are most attractive. However, the Company may from time to time invest in larger or smaller (in particular, for investments in early-stage and/or venture capital-backed) companies.

The Company invests primarily in first lien senior secured loans (including unitranche loans), second lien senior secured loans and mezzanine debt, which in some cases includes an equity component. The Company’s investments in corporate borrowers generally range between $30 million and $500 million each, investments in project finance/power generation projects generally range between $10 million and $200 million each and investments in early-stage and/or venture capital-backed companies generally range between $1 million and $25 million each. However, the investment sizes may be more or less than these ranges and may vary based on, among other things, our capital availability, the composition of our portfolio and general micro- and macro-economic factors.  To a lesser extent, the Company also makes preferred and/or common equity investments, which have generally been non-control equity investments of less than $20 million (usually in conjunction with a concurrent debt investment).

2 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

The Company’s business and affairs are managed under the direction of a board of directors (the “Board”). The Board currently consists of nine members, five of whom are not “interested persons” of the Company as defined in Section 2(a)(19) of the 1940 Act.

B.	The Adviser

The Adviser, a Delaware limited liability company, serves as the external investment adviser to the Company pursuant to an investment advisory and management agreement between the Adviser and the Company.  The Adviser is a subsidiary of Ares Management, L.P. (“Ares Management”). Ares Management is a publicly traded, leading global alternative asset manager with approximately $79 billion of assets under management as of June 30, 2014. The Adviser is registered with the Commission under the Investment Advisers Act of 1940. The Adviser manages the Company’s investment activities pursuant to an investment advisory agreement with the Company that satisfies the requirements of Sections 15(a) and (c) of the 1940 Act. Subject to the overall supervision of the Board, the Adviser will serve as the investment manager to Ares SBIC and the investment and exit decisions and day-to-day investment activities of Ares SBIC will be managed by members of the Adviser’s management.

C.	The SBIC GP

The SBIC GP was organized as a limited liability company under the laws of the state of Delaware on September 23, 2014. The SBIC GP is the sole general partner of Ares SBIC and the Company is the sole member of the SBIC GP. The SBIC GP may serve as the general partner of future SBIC Subsidiaries.

D.	Ares SBIC

Ares SBIC formally submitted an application to the SBA for a license to operate as an SBIC on October 30, 2014. Ares SBIC was organized as a limited partnership under the laws of the state of Delaware on September 23, 2014.

The Company is the sole limited partner of Ares SBIC. The Company, directly or indirectly through the SBIC GP, wholly owns Ares SBIC. Ares SBIC is not registered under the 1940 Act as it relies on the exclusion from the definition of investment company contained in Section 3(c)(7) of the 1940 Act. The Company entered the venture finance sector in March of 2012.  Since then through June 30, 2014, the Company has committed over $260 million to 25 venture capital backed borrowers. Ares SBIC will employ the same venture finance strategy and investment philosophy.

Due in part to the increase in the maximum amount of SBIC leverage available to associated3 SBIC funds, the Company may form a second SBIC Subsidiary to fully utilize maximum available funding. Additionally, if future legislation or SBA regulations increase the current $225 million funding limit for two or more SBICs under common control, it may again be necessary or advisable to establish more than two SBIC Subsidiaries to fully utilize available funding. Applicants seek for this Order’s exemptive relief to extend to additional SBIC Subsidiaries so that they may rely on the Order in the future without requiring additional exemptive relief. Further, Applicants may seek additional SBIC licenses for future Subsidiaries after the SBIC license of a current SBIC Subsidiary expires. Each SBIC Subsidiary has an initial ten-year life (with provision for the general partner of each SBIC Subsidiary to extend the life of such SBIC Subsidiary for one or more additional years in the event that all of such SBIC Subsidiary’s investments have not been exited by the end of the tenth year). Applicants do not currently anticipate any of the SBIC Subsidiaries operating without SBA funding or guarantees. The financial statements of all SBIC Subsidiaries will be consolidated with the Company’s financial statements.

3 The SBA defines “associate” as “any Person that directly or indirectly Controls, or is Controlled by, or under Common Control with, a licensee.” 13 C.F.R § 120.10 (2013).

As an SBIC, Ares SBIC and any other future SBIC Subsidiary, will be examined periodically by the SBA’s staff to determine its compliance with SBIC regulations. In addition, each SBIC Subsidiary will be audited on an annual basis by a third-party accounting firm. SBICs are designed to stimulate the flow of capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $19.5 million and have average net income after federal taxes not exceeding $6.5 million for the two most recent fiscal years. In addition, an SBIC must devote generally at least 25 percent of its investment activity to “smaller” enterprises as defined by the SBA. A smaller enterprise is one that has a tangible net worth not exceeding $6 million and has average net income after federal taxes not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and typically include such factors as number of employees or annual receipts. According to SBA regulations, SBICs may make long-term loans to small businesses or invest in the equity securities of such businesses. In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.

II.	REQUESTED RELIEF

A.	Sections 6(c) and 18

1. Section 6(c).  Section 6(c) authorizes the Commission to exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2. Section 18. Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that section. “Asset coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Under the provisions of Section 18(a)(1)(A), senior securities of closed-end investment companies representing indebtedness must have an asset coverage of 300 percent immediately after their issuance or sale. Section 61(a) applies Section 18 to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions. One of the exceptions provides that the asset coverage requirement of Section 18(a)(1)(A) applicable to BDCs is 200 percent. Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBA Act. However, companies operating under the SBA Act, such as Ares SBIC (and any other SBIC Subsidiary), are subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured third-party debt or refinance any debt with secured third-party debt without prior written approval of the SBA. Ares SBIC (and any other SBIC Subsidiary) will be regulated by the SBA and operate under the SBA Act. There is no difference in the SBA’s regulation of Ares SBIC or other SBIC Subsidiaries due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be BDCs.

B.	Need for Relief

The Company is a closed-end investment company for purposes of Section 18 of the 1940 Act, which is made applicable to BDCs by Section 61(a) thereof. Since Ares SBIC and other SBIC Subsidiaries would be Subsidiaries of the Company, the Company may be required to comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) on a consolidated basis because the Company may be deemed to be an indirect issuer of any class of senior security issued by Ares SBIC or another SBIC Subsidiary. Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets held directly either by the Company itself, by Ares SBIC, or by another SBIC Subsidiary and also to treat as its own any liabilities of the Company, Ares SBIC and the other SBIC Subsidiaries (with intercompany receivables and liabilities eliminated).

C.	Requested Order

Solely for the purposes of the requested relief, the Company seeks to treat Ares SBIC and any other SBIC Subsidiaries as if each were a BDC subject to Sections 18 and 61 of the 1940 Act. Accordingly, the Company respectfully requests an Order pursuant to Section 6(c) of the 1940 Act exempting the Company from the provisions of Section 18(a), as modified by Section 61(a), such that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from the Company’s consolidated asset coverage ratio. Because the SBIC Subsidiary would be entitled to rely on Section 18(k) if it were a BDC, there is no policy reason to deny the benefit of that exemption to the Company. The Applicants believe that the Order requested in this Application would, if granted, be consistent with orders previously issued by the Commission pursuant to, and satisfies the standards set forth in, Section 6(c) of the 1940 Act.4

III.	CONDITIONS OF EXEMPTIVE ORDER

Applicants agree that the requested Order will be subject to the following condition:

1.
The Company will not itself issue or sell any senior security and the Company will not cause or permit Ares SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, Ares SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61); provided that, immediately after the issuance or sale of any such senior security by any of the Company, Ares SBIC or any other SBIC Subsidiary, the Company, individually and on a consolidated basis, shall have the asset coverage required by Section 18(a) (as modified by Section 61(a)). In determining whether the Company, Ares SBIC and any other SBIC Subsidiary on a consolidated basis have the asset coverage required by Section 18(a) (as modified by Section 61(a)), any senior securities representing indebtedness of Ares SBIC or another SBIC Subsidiary if that SBIC Subsidiary has issued indebtedness that is held or guaranteed by the SBA shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.

IV.	EXHIBIT LIST

The following documents are annexed to this Application as Exhibits and are incorporated by reference.

Exhibit A: Verification Required by Rule 0-2(d)

Exhibit B: Resolutions Authorizing Application

 4 See, e.g., In the Matter of New Mountain Capital Corporation, et al., Investment Company Act Release Nos. 31282 (Oct. 10, 2014) (notice) and 31329 (Nov. 5, 2014) (order); In the Matter of Garrison Capital Inc., et al., Investment Company Act Release Nos. 31240 (Sept. 3, 2014) (notice) and 31270 (Sept. 30, 2014) (order); Monroe Capital Corporation, et al., Investment Company Act Release No. 31235 (Aug. 28, 2014) (notice) and 31274 (Oct. 2, 2014) (order); In the Matter of Stellus Capital Investment Corporation, et al., Investment Company Act Release Nos. 31160 (July 17, 2014) (notice) and 31206 (Aug. 12, 2014) (order); In the Matter of OFS Capital Corporation, et al., Investment Company Act Release Nos. 30771 (Oct. 30, 2013) (notice) and 30812 (Nov. 26, 2013) (order); In the Matter of Medley Capital Corporation, et al., Investment Company Act Release Nos. 30234 (Oct. 16, 2012) (notice) and 30262 (Nov. 14, 2012) (order); In the Matter of Saratoga Investment Corp., et al., Investment Company Act Release Nos. 30145 (July 23, 2012) (notice) and 30171 (Aug. 20, 2012) (order); In the Matter of PennantPark Investment Corporation, et al., Investment Company Act Release Nos. 29665 (May 6, 2011) (notice) and 29686 (June 1, 2011) (order); and In the Matter of Fifth Street Finance Corp., et al., Investment Company Act Release Nos. 29500 (Nov. 18, 2010) (notice) and 29526 (Dec. 14, 2010) (order).

V.	AUTHORIZATIONS REQUIRED BY RULE 0-2

All requirements for the execution and filing of this Application have been complied with and the person executing and filing this Application is fully authorized to do so. The Board of Directors of the Company, on behalf of the Company, Ares SBIC, the SBIC GP and the Adviser authorized the filing of this Application pursuant to the resolutions attached as Exhibit B. The person executing the Application on behalf of the Company, Ares SBIC, the SBIC GP and the Adviser, states that he has duly executed the attached Application for and on behalf of each of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize the execution and filing of the Application have been taken.

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the Applicants have signed this Application on the 12th day of December, 2014.

ARES CAPITAL CORPORATION
By: /s/ Joshua M. Bloomstein
         Name: Joshua M. Bloomstein
         Title: General Counsel

ARES CAPITAL MANAGEMENT LLC

By: /s/ Joshua M. Bloomstein
Name: Joshua M. Bloomstein
Authorized Person

ARES VENTURE FINANCE, L.P.

By: /s/ Michael L. Smith
Name: Michael L. Smith
Authorized Person

ARES VENTURE FINANCE GP LLC

By: /s/ Michael L. Smith
Name: Michael L. Smith
Authorized Person

EXHIBIT A

VERIFICATIONS

The undersigned states that he has duly executed the attached application dated as of December 12, 2014 for and on behalf of Ares Capital Corporation; that he is the Vice President and General Counsel of such company; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he has duly executed the attached application dated as of December 12, 2014 for and on behalf of Ares Capital Management LLC, and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ARES CAPITAL CORPORATION

By: /s/ Joshua M. Bloomstein
Name: Joshua M. Bloomstein
Title: General Counsel

ARES CAPITAL MANAGEMENT LLC

By: /s/ Joshua M. Bloomstein
Name: Joshua M. Bloomstein
         Authorized Person

The undersigned states that he has duly executed the attached application dated as of December 12, 2014 for and on behalf of Ares Venture Finance, L.P. and Ares Venture Finance GP LLC that he is authorized to execute this statement of each entity and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ARES VENTURE FINANCE, L.P.
ARES VENTURE FINANCE GP LLC

By: /s/ Michael L. Smith
Name: Michael L. Smith
Authorized Person

EXHIBIT B
RESOLUTIONS OF THE BOARD OF DIRECTORS OF
ARES CAPITAL CORPORATION

WHEREAS, management of Ares Capital Corporation (the “Corporation”) has proposed submitting to the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) granting exemptions from Sections 18(a) and 61(a) thereunder to permit the Corporation to adhere to a modified asset coverage requirement under Section 61 of the 1940 Act with respect to any direct or indirect wholly owned subsidiary of the Corporation that is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958 as a small business investment company for exemptive relief under the 1940 Act (the “Exemptive Application”) pertaining to the treatment of certain debt to be held at a proposed Small Business Investment Company subsidiary;

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Corporation be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Commission the Exemptive Application and any amendments deemed necessary or appropriate thereto in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application, and any other related documents, including, but not limited to, requests for no-action relief or interpretative positions under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or any other applicable federal or state securities laws, as such Officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate the transactions contemplated therein and the relief sought thereby;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications as such officers, in their sole discretion, shall deem necessary or desirable in order for the Corporation to accomplish its investment objective; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.